October 11, 2016 VIA EDGAR
Mr. Larry Spirgel Assistant Director	600 Telephone Avenue Anchorage, AK 99503-6091

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alaska Communications Systems Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 28, 2016
Form 8-K
Filed August 4, 2016
File No. 000-28167

Dear Mr. Spirgel:

Set forth below are Alaska Communications Systems Group, Inc.’s (the “Company”) responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 27, 2016 relating to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2015 and Form 8-K filed on August 4, 2016.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s response. The text of pro forma disclosures provided in the Company’s response is underlined.

Form 8-K Filed on August 4, 2016

Exhibit 99.1

1.	We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosure required when the reconciliation is omitted. In your next earning release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Please also comply with this comment in your next filing.

Response

The Company acknowledges the Staff’s comment and offers the following response.

The Company does not forecast certain items reflected in GAAP financial statements that are not utilized by management to assess the underlying, ongoing operations of its business. Forecasting these items can be problematic because they may not be controllable, in their entirety, by management. In future earnings releases and filings, as applicable, the Company’s forward looking non-GAAP guidance that omits a quantitative reconciliation to the nearest GAAP measure will include the following disclosure.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re:	Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K filed August 4, 2016

The Company does not provide reconciliations of guidance for Adjusted EBITDA to Net Income, and Free Cash Flow to Net Cash Provided by Operating Activities, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The Company does not forecast certain items required to develop the comparable GAAP financial measures. These items are realized and unrealized gains and losses on effective and ineffective hedges, charges and benefits for uncollectible accounts, certain other non-cash expenses, unusual items typically excluded from Adjusted EBITDA and Free Cash Flow, and changes in operating assets and liabilities (generally the most significant of these items, representing cash outflows of $1.1 million and $9.6 million in the six-month periods of 2016 and 2015, respectively).

2.	Refer to Schedule 5. You disclose that you use “free cash flow” as a performance measure. However, you disclose on page 2 that you use these non GAAP measures particularly with regards to your liquidity and capital resources. In your next earnings release, please clarify how you use each non GAAP measure. If you use free cash flow as a liquidity measure, please reconcile it to the more comparable GAAP measure, cash flows from operating activities.

Response

The Company acknowledges the Staff’s comment and offers the following response.

In future earnings releases and filings, as applicable, the Company will expand its discussion of the use of non-GAAP financial measures to more fully describe its use of each such measure. The Company provided an indirect reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow under Item 2 of its Quarterly Report on Form 10-Q for the period ended June 30, 2016. Effective with its third quarter 2016 reporting, the Company will provide a direct reconciliation of Free Cash Flow to Net Cash Provided by Operating Activities in its Earnings Release and Form 10-Q, and on its investor web site. The pro forma disclosures are provided below for the three and six-month periods ended June 30, 2016 and 2015.

The Company provides certain non-GAAP financial information, including Adjusted EBITDA, Free Cash Flow and Net Debt. Adjusted EBITDA and Free Cash Flow measure the Company’s primary business activities without regard for the effects of special items and income tax structure. Adjusted EBITDA eliminates the effects of period to period changes in costs that are not directly attributable to the underlying performance of the Company’s business operations and is used by Management and the Company’s Board of Directors to evaluate current operating financial performance, analyze and evaluate strategic and operational decisions and better evaluate comparability between periods. Free Cash Flow is used to assess the Company’s ability to generate cash and plan for future operating and capital actions. Adjusted EBITDA and Free Cash Flow are common measures utilized by our peers (other telecommunications companies) and we believe they provide useful information to investors and analysts about the Company’s operating results, financial condition and cash flows. Net Debt provides Management and the Board of Directors with a measure of the Company’s current leverage position. The definition of these non-GAAP measures is provided on Schedules 4 and 5 to this press release. Adjusted EBITDA and Free Cash Flow should not be considered a substitute for Net Income, Net Cash

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re:	Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K filed August 4, 2016

Provided by Operating Activities and other measures of financial performance recorded in accordance with GAAP. Reconciliations of our non-GAAP measures to our nearest GAAP measures can be found in the tables at the end of this release and on our website in the investment data section. Other companies may not calculate non-GAAP measures in the same manner as Alaska Communications. The Company does not provide reconciliations of guidance for Adjusted EBITDA to Net Income, and Free Cash Flow to Net Cash Provided by Operating Activities, in reliance on the unreasonable efforts exception provided under Item 10(e)(1)(i)(B) of Regulation S-K. The Company does not forecast certain items required to develop the comparable GAAP financial measures. These items are realized and unrealized gains and losses on effective and ineffective hedges, charges and benefits for uncollectible accounts, certain other non-cash expenses, unusual items typically excluded from Adjusted EBITDA and Free Cash Flow, and changes in operating assets and liabilities (generally the most significant of these items, representing cash outflows of $1.1 million and $9.6 million in the six-month periods of 2016 and 2015, respectively).

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re:	Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K filed August 4, 2016

Reconciliation of Free Cash Flow to Cash Flow from Operating Activities

(In Thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Free cash flow	$(5,042)	$(6,694)	$4,057	$(1,628)
Adjustments to reconcile free cash flow to net cash provided (used) by operating activities:
Capital expenditures excluding change in unsettled capital expenditures	8,487	20,233	13,662	26,133
Payments for North Slope fiber network (1)	5,500	(5,500)	5,500	(5,500)
Proceeds on sale of fiber to joint venture partner	—	(2,650)	(2,650)	(2,650)
Other proceeds on sales associated with the North Slope fiber network	—	(400)	—	(400)
Milestone billings for fiber build project for a carrier customer	—	—	—	(2,500)
Amortization of deferred GCI/AWN capacity revenue	516	514	1,025	1,129
Wireless sale transaction-related and wind-down costs	—	(6,962)	—	(11,308)
Interest expense	(3,852)	(4,257)	(7,721)	(11,676)
Interest paid	4,562	5,557	6,359	8,941
Income tax (expense) benefit	(236)	3,755	(299)	(9,319)
Unrealized gain on ineffective hedge	—	(275)	—	(542)
Amortization of debt issuance costs and debt discount	1,005	990	2,021	2,043
Amortization of ineffective hedge	—	10	—	1,970
Amortization of deferred capacity revenue	(855)	(694)	(1,702)	(1,469)
Deferred income tax expense (benefit)	228	(136)	495	(3,394)
Charge (benefit) for uncollectible accounts	209	(204)	77	1,319
Cash distribution from equity method investments	—	—	—	3,056
Other non-cash expense, net	197	273	414	543
Income taxes payable (receivable)	8	(5,574)	(722)	8,038
Changes in operating assets and liabilities	(1,780)	(7,303)	(1,077)	(9,648)
Interest income	6	17	11	42
AWN distributions received/receivable, net	—	—	—	(765)
Long-term cash incentives	(194)	(308)	(405)	(642)
Pension adjustment	(20)	—	(41)	—
Net loss attributable to noncontrolling interest	(34)	(19)	(67)	(19)

Net cash provided (used) by operating activities	$8,705	$(9,627)	$18,937	$(8,246)

(1)	Capital expenditures in 2015 include $11,000 associated with the North Slope fiber network, $5,500 of which was paid in the second quarter of 2016.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Larry Spirgel

U.S. Securities and Exchange Commission

Re:	Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K filed August 4, 2016

If you have any questions regarding our responses or would like to discuss any of our views further, please contact me at 907-564-1704.

Sincerely,

/s/Laurie Butcher

Laurie Butcher

Senior Vice President of Finance

Alaska Communications Systems Group, Inc.

cc: Leonard Steinberg, Senior Vice President, Legal, Regulatory & Government Affairs and Corporate Secretary of the Company